UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On June 26, 2026, BTC Digital Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell 6,140,350 Common Units (or Pre-Funded Units) for approximately $7,000,000 (the “Offering”). Each Common Unit consists of (i) one (1) ordinary share, par value $0.06 per share (an “Ordinary Share”), or one (1) pre-funded warrant and (ii) two (2) PIPE Common Warrants, each exercisable for one (1) Ordinary Share at an exercise price of $1.71 per warrant share. The price per Common Unit was $1.14 (or $1.13999 per Pre-Funded Unit, equal to the price per Common Unit less the nominal exercise price of each Pre-Funded Warrant). On June 29, 2026, the Company issued a press release announcing the closing of the Offering.

Each Pre-Funded Warrant is exercisable for one (1) Ordinary Share at a nominal exercise price of $0.00001 per share, with the aggregate exercise price having been pre-funded to the Company on or prior to the Initial Exercise Date, and is exercisable immediately upon issuance until exercised in full. Alternatively, the Pre-Funded Warrants may be exercised on a cashless basis. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis.

The initial exercise price of each PIPE Common Warrant is $1.71 per Ordinary Share. The PIPE Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The number of Ordinary Shares issuable under the PIPE Common Warrants are subject to adjustments for stock splits, dividends, and fundamental transactions as further described in the PIPE Common Warrant. The PIPE Common Warrants may be exercised on a cashless basis if there is no effective registration statement registering the issuance or resale of the warrant shares at the time of exercise.

Subject to limited exceptions, a Purchaser may not exercise any portion of its Pre-Funded Warrants or PIPE Common Warrants to the extent that, upon such exercise, such Purchaser would own more than 4.99% (or 9.99% at such Purchaser’s election) of the Ordinary Shares then outstanding immediately after such exercise. At such Purchaser’s option, upon notice to the Company, such Purchaser may increase or decrease this beneficial ownership limitation not to exceed 9.99% of the Ordinary Shares then outstanding, provided that any such increase shall become effective upon 61 days’ prior notice to the Company.

In connection with the Offering, the Company and the Purchasers entered into a Registration Rights Agreement, pursuant to which the Company is required to file a registration statement covering the resale of the securities underlying the aforementioned warrants within 30 calendar days of the closing of the Offering.

The Company also entered into a Placement Agent Agreement with Aegis Capital Corp., (“Aegis”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the Offering on a best-efforts basis. The Company paid Aegis a commission equal to 7% of the aggregate gross proceeds from the Offering for its services, plus 3.0% of the aggregate gross proceeds received by the Company upon exercise of the PIPE Common Warrants sold in the Offering. In addition, the Company reimbursed Aegis for certain out-of-pocket expenses, including reasonable legal fees.

The Offering consists of private placement to certain eligible Purchasers pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The securities sold in the Offering have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration under or an applicable exemption from such registration requirements. This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to purchase, the Common Units in any jurisdiction in which such offer or solicitation would be unlawful.

Copies of the forms of Pre-Funded Warrant and PIPE Common Warrant, and the Securities Purchase Agreement, Registration Rights Agreement and Placement Agent Agreement, are filed as Exhibits 4.1, 4.2, 10.1, 10.2 and 10.3, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The Company previously announced the Offering in a press release issued on June 26, 2026, which is attached hereto as Exhibit 99.1 and incorporated herein. The press release issued on June 29, 2026 announcing the closing is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: July 6, 2026	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of PIPE Pre-Funded Warrant
4.2	Form of PIPE Common Warrant
10.1	Form of Securities Purchase Agreement between the Company and certain purchasers, dated June 26, 2026
10.2	Form of Registration Rights Agreement between the Company and certain purchasers, dated June 26, 2026
10.3	Form of Placement Agent Agreement between the Company and Aegis Capital Corp., dated June 26, 2026
99.1	Press Release by BTC Digital Ltd. dated June 26, 2026
99.2	Press Release by BTC Digital Ltd. dated June 29, 2026
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

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